UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2007

                        Commission File Number: 001-16245

                            W.P. STEWART & CO., LTD.
                 (Translation of Registrant's Name Into English)

                                  Trinity Hall
                                 43 Cedar Avenue
                                P.O. Box HM 2905
                                 Hamilton, HM LX
                                     Bermuda
                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F  [X]           Form 40-F  |_|

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)1:____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7:____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes   |_|                No   [X]


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______.

                            W.P. STEWART & CO., LTD.

Form 6-K:         Table of Contents

1. Exhibit - Press release dated October 24, 2007

2. Exhibit - Press release dated November 1, 2007

                                    EXHIBITS

         See press release attached hereto dated October 24, 2007 announcing the suspension of the regular quarterly dividend payment.

         See press release attached hereto dated November 1, 2007 announcing the Company's third quarter 2007 financial results.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      W.P. STEWART & CO., LTD.


Date: November 6, 2007                By:   /s/  Rocco Macri
                                          --------------------------------------
                                          Name:  Rocco Macri
                                          Title: Managing Director -
                                                 Chief Operating Officer